Exhibit 99.1

500.com Limited to Acquire The Multi Group Ltd.

SHENZHEN, China, May 26, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it has entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which it has conditionally agreed to purchase approximately 93.0% of the outstanding shares of The Multi Group Ltd. (“Multi Group”) for a total consideration of approximately €49.8 million (approximately US$56.0 million) in cash. Closing of the acquisition is subject to approval by relevant regulatory authorities and customary conditions set out in the Share Purchase Agreement.

Headquartered in Malta, Multi Group operates Multilotto.com (“Multilotto”) which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share. Operating under a Curacao eGaming license, Multilotto has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. Multi Group was recently granted remote gambling licenses from Malta, remote operating licenses from the UK and a remote bookmaker’s license from Ireland, which will further strengthen its market position and ability to rapidly expand into new geographic regions. Multilotto does not accept bets from U.S. and PRC residents, including Hong Kong and Macau residents.

Multilotto offers players the ability to bet on the outcomes of eleven of the world’s largest lotteries through its proprietary and scalable platform. Leveraging its easily adaptable state-of-the-art technology and proprietary financial hedging solution, Mulilotto is able to tightly control risk, handle significant betting volumes and offer a broad portfolio of products. This allows it to easily customize its platform and products to new markets and jurisdictions.

Multi Group has grown rapidly since it began operating in 2015. In 2015 and 2016, Multi Group generated unaudited net revenues of €4.0 million (approximately US$4.5 million) and €10.0 million (approximately US$11.2 million), respectively; unaudited net profits of €1.2 million (approximately US$1.4 million) and €5.4 million (approximately US$6.1 million), respectively; and EBITDA of €1.2 million (approximately US$1.4 million), and €5.7 million (approximately US$6.4 million), respectively. Multi Group’s financial performance is not indicative of its future financial performance.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

IR@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com